

September 30, 2011

<u>Via E-mail</u>
Martin Shkreli
Chief Investment Officer
MSMB Capital Management LLC
330 Madison Avenue
6th Floor
New York, NY 10017

      Re: AMAG Pharmaceuticals, Inc. ("AMAG" or "the Company")
                Preliminary Proxy Statement on Schedule 14A filed September 22, 2011
                Filed by MSMB Capital Management LLC, et al.

                Preliminary Consent Statement on Schedule 14A filed September 22, 2011
                Filed by MSMB Capital Management LLC, et al.

                Additional Soliciting Materials filed pursuant to Rule 14a-12 on September 22, 2011 by MSMB Capital Management LLC, et al.
                File No. 001-10865

Dear Mr. Shkreli:

      We have reviewed the above listed filings and have the following comments. If you disagree, we will consider your explanation as to why one or more of our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable requirements, and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Please feel welcome to call us at the telephone numbers listed at the end of this letter. All defined terms used in this letter have the same meaning as in the proxy statements listed above unless otherwise indicated.

General

1. We note that you have made statements in your soliciting materials that appear to directly or indirectly impugn the character, integrity or personal reputation of AMAG's

management and board of directors, all without adequate factual foundation. The
following problematic statements are representative of those that appear in your soliciting
materials:

- "…we believe that the current board has allowed management to undertake an ill-conceived business plan and destroy shareholder value." (DFAN filed September 22,
2011);
- "The board's latest and more grievous offense was approving the proposed merger
with Allos." (DFAN filed September 22, 2011);
- "The decision to merge with Allos…is an example of the Company Board and
Management prioritizing their interests over the interests of the AMAG
stockholders." (PREC14A filed September 22, 2011 and PREN14A filed September
22, 2011); and
- "bad decisions repeatedly made by the Company Board" (PREC14A filed September
22, 2011).

Please do not use these or similar statements in your soliciting materials without
providing a proper factual foundation for the statements. In addition, as to matters for
which you do have a proper factual foundation, please avoid making statements about
those matters that go beyond the scope of what is reasonably supported by the factual
foundation. Please note that characterizing a statement as your opinion or belief does not
eliminate the need to provide a proper factual foundation for the statement; there must be
a reasonable basis for each opinion or belief that you express. Please refer to Note (b) to
Rule 14a-9.

Schedule 14A – Preliminary Proxy Statement

General

2. Revise the proxy statement and form of proxy to clearly mark them as "Preliminary
Copies." Refer to Rule 14a-6(e)(1).

3. Please confirm that you will post your proxy materials on a specified, publicly-accessible
Internet Web site (other than the Commission's EDGAR Web site) and provide record
holders with a notice informing them that the materials are available and explaining how
to access those materials. Refer to Exchange Act Rule 14a-16 and Release 34-56135
available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

4. A reasonable factual basis must exist for each statement or assertion of opinion or belief.
Support should be self-evident, disclosed in the solicitation materials, or provided to the
staff on a supplemental basis. Also, please characterize certain statements as your opinion
or belief and provide support for the following:

- references to "value-destroying merger" with Allos;

- characterization of the cash premium offered by MSMB as "meaningful;"
- references to the "poorly-conceived proposed merger" with Allos.

Reasons to Vote "Against" The Share Issuance Proposal, page 1

5. It has come to our attention that Folotyn has patent protection that will protect it from generic competition until approximately 2025. Please revise your disclosure accordingly or provide us with support for your determination that Folotyn will face generic competition in 2016. Please provide factual support for your statements that Folotyn "faces strong competition that marginalizes its profitability and limits potential growth" and that it has "failed to meet its potential."

6. Please provide factual support for your statement that Folotyn is Allos' "sole asset."

7. It has come to our attention that Feraheme is currently approved solely for the treatment of iron deficiency anemia in adult patients with chronic kidney disease. Please revise your disclosure in which you reference a "variety of applications" for Feraheme to clarify that the drug is currently only approved for one application and other potential applications are unapproved.

8. Please provide factual support for your statement that that there are "not obvious synergies" between AMAG and Allos and your statement that Feraheme is not primarily prescribed by oncologists and hematologists. It has come to our attention that AMAG has presented data in its quarterly earnings conference calls indicating that oncologists and hematologists are the primary prescribers of Feraheme. It has also come to our attention that Folotyn is marketed primarily to oncologists and hematologists.

9. Please provide factual support for your belief that Feraheme is the "best product in its class" and "significantly increases the quality of life for patients that rely on it."

Background to the Solicitation, page 3

10. Please provide support for the statement that MSMB is a "leading investment firm focused on global healthcare and biotechnology opportunities." Please include additional disclosure describing your business, assets under management and relevant investments or transactions of a nature similar to your proposed transaction with AMAG.

11. A reasonable factual basis must exist for each statement or assertion of opinion or belief. Support should be self-evident, disclosed in the solicitation materials, or provided to the staff on a supplemental basis. Also, please characterize certain statements as your opinion or belief and provide support for the following:

- reference to the "precipitous" decline in the Company's stock price over the last four years;

- the characterization that "many in the investment community" view the proposed merger as "poorly-conceived" and "destructive to shareholder value";
- reference to the "market's poor reception" to the proposed Allos merger; and
- reference to the "superior economics of MSMB's offer."

12. Please provide factual support for the statement on page 3 in your letter to the board of directors of AMAG that you are a "long-term stockholder" of the company.

13. It has come to our attention that Martin Shkreli, the Chief Investment Officer of MSMB is the Chairman and Chief Executive Officer of Retrophin LLC and that Steven Richardson is a director of Retrophin LLC. Please revise your disclosure on page 4 to include this information.

Certain Information Regarding the Proposed Merger, page 6

14. Please prominently disclose the risks associated with voting against the Share Issuance Proposal, and provide a cross-reference to the section of your document entitled "Forward-Looking Statements." Any discussion of risks should include a clear statement that there can be no assurance that MSMB's proposed offer will be consummated if the Share Issuance Proposal is rejected by shareholders.

Solicitation of Proxies, page 14

15. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Schedule I

16. Please include the holdings of AMAG common stock held by Ironman Acquisition, LP and Ironman Acquisition GP, LLC or confirm that these entities do not beneficially own common stock of AMAG. Page I-3 refers to a section entitled "Partners, Officers and Employees of Ironman," yet it does not appear such a section exists. Please revise or advise.

Schedule 14A – Preliminary Consent Statement

General

17. Please provide factual support for your assertion throughout the preliminary proxy that the proposed merger with Allos is not in the best interest of shareholders.

18. Revise the consent statement and form of proxy to clearly mark them as "Preliminary Copies." Refer to Rule 14a-6(e)(1). Please remove references in the consent statement

and form of proxy to "Withhold Consent" and replace such references with "Does Not Consent" or similar language to indicate that, by electing that option, the shareholder is not consenting to the proposal. Refer to Rule 14a-4(b)(1) and (2) and Instruction 2 to Rule 14a-4(b)(2).

19. Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Exchange Act Rule 14a-16 and Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

20. Throughout the preliminary consent statement, you reference your belief that the nominees, if elected will "terminate the Merger Agreement with Allos" and give your proposed offer the "serious consideration it deserves." Please revise your disclosure to clarify the restrictions the AMAG board faces in terminating the Allos merger agreement. For instance, your disclosure should clearly state that the Allos merger agreement may only be terminated under limited circumstances and that termination under certain conditions will trigger payment of a significant termination fee to Allos. Please explain under what grounds you believe the nominees would seek to terminate the Allos merger agreement. In light of your disclosure that it is possible that you could reduce your offer price if the Company takes any further actions that reduces its value to you, please disclose whether the Proposed Offer price of $18 per share would be reduced as a result of the termination fee.

21. We note the disclaimer on page iii that you do not take any responsibility for the disclosure concerning the Company. While you may include appropriate language about the limits on the reliability of information, you may not disclaim responsibility for its accuracy. Please revise.

Proposal 1 – The Bylaw Restoration Proposal, page 6

22. Please state whether any changes have been made to the bylaws to date that would be eliminated if this proposal is adopted and describe the specific bylaw provisions.

Proposal 3 – The Removal Proposal, page 6

23. Please state why you are asking the shareholders to consent to the removal of six of the seven current directors of AMAG but are not asking the shareholders to consent to the removal of the seventh director, Robert J. Perez.

24. On page seven, please cite the specific provision of the Delaware General Corporation Law related to removal of directors which you reference.

Proposal 4 – The Election Proposal, page 8

25. We note that your election proposal contains five nominees. Assuming the shareholders approve the Removal Proposal and approve the Election Proposal fully, there will be one vacancy on the board. Please revise your disclosure to explain how you expect this vacancy will be filled and whether MSMB intends to propose a sixth nominee to fill this vacancy.

Background of the Written Consent Solicitation, page 9

26. Here and in the introductory section of your preliminary consent statement, please provide additional disclosure clarifying that your Proposed Offer is non-binding and that you are under no obligation to consummate an acquisition of AMAG. Please provide disclosure addressing your financial capability to fund the all-cash offer you have proposed. Please address the risk that you could fail to make a binding offer or could make an offer at less than the proposed offering price of $18.00 per share.

27. A reasonable factual basis must exist for each statement or assertion of opinion or belief. Support should be self-evident, disclosed in the solicitation materials, or provided to the staff on a supplemental basis. Also, please characterize certain statements as your opinion or belief and provide support for the following:

   - reference to the "precipitous" decline in the Company's stock price over the last four years;
   - the characterization that "many in the investment community" view the proposed merger as "poorly-conceived" and "destructive to shareholder value";
   - reference to the "market's poor reception" to the proposed Allos merger; and
   - reference to the "superior economics of MSMB's offer."

28. Please provide factual support for the statement on page 10 in your letter to the board of directors of AMAG that you are a "long-term stockholder" of the company. Include in such discussion an explanation of your purchases and sales listed in Annex C.

29. You state on page 11 that certain of the nominees may be deemed to be limited partners in funds operated or managed by MSMB. Please expand this disclosure to specifically identify each such nominee, disclose the specific basis on which he may be deemed to be a limited partner, identify the fund and disclose its relationship to MSMB and disclose the ownership interest of the nominee.

The Nominees, page 12

30. Please revise as appropriate to include dates of employment and positions held for the full most recent five years for each of the proposed nominees. For instance, please provide

dates corresponding to the positions held by Dr. Peter Rheinstein as listed in his
biography. For Steven Richardson, please disclose positions held prior to 2008 and
corresponding dates.

Arrangements between MSMB and the Nominees, page 15

31. Please confirm that you have properly disclosed all material relationships between
MSMB, the officers or MSMB and the nominees. If any of the nominees serve on a
board of directors or as an officer of another entity on which an officer of MSMB also
serves or in which MSMB has a material financial interest, this information should be
fully disclosed. For example, it has come to our attention that Martin Shkreli, the Chief
Investment Officer of MSMB is the Chairman and Chief Executive Officer of Retrophin
LLC and that Steven Richardson is a director of Retrophin LLC. Please revise your
disclosure to include this information. We further note that Mr. Vaino is employed as an
analyst by MSMB. Please revise your disclosure to discuss potential conflicts of interest
presented by Mr. Vaino's status as an employee of MSMB and his potential role as a
board member of AMAG. Please see Item 5 of Schedule 14A.

Other Information, page 19
Participants in the Solicitation and Solicitation of Written Consents, page 19

32. Please provide support for the statement that MSMB is a "leading investment firm
focused on global healthcare and biotechnology opportunities." Please include additional
disclosure describing your business, assets under management and relevant investments
or transactions of a nature similar to your proposed transaction with AMAG.

Annex C

33. Please include the holdings of AMAG common stock held by Ironman Acquisition, LP
and Ironman Acquisition GP, LLC or confirm that these entities do not beneficially own
common stock of AMAG.

<p style="text-align:center">*   *   *</p>

As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to provide us
with marked copies of the amendment to expedite our review. Please furnish a cover letter with
your amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an

informed investment decision. Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to Nandini Acharya at 202.551.3495 or to me at 202.551.3444. You may also contact me via facsimile at 202.772.9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Evan L. Greebel, Esq.
        Katten Muchin Rosenman LLP
        575 Madison Avenue
        New York, NY 10022-2585